UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

Schedule 14F-1

_____________

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Supreme Realty Investments, Inc.

Nevada	000-49770	43-1954776
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4700 Millennia Blvd. – Suite 175, Orlando, Florida		32839
(Address of principal executive offices)		(Zip Code)

(407) 210-3968

(Company’s telephone number, including area code)

 NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED, AND YOU ARE

REQUESTED NOT TO SEND THE COMPANY A PROXY.

Supreme Realty Investments, Inc.

4700 Millennia Blvd. - Suite 175

Orlando, Florida

INFORMATION STATEMENT

Supreme Realty Investments, Inc. (the “Company”) is mailing this information statement on or about April 24, 2006, to the holders of record of shares of its common stock as of the close of business on April 18, 2006, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this information statement because the Company has been advised that Zujun Xu, the holder of approximately 70.56% of the outstanding shares of common stock of the Company, plan to:

•

Appoint Zujun Xu to the Board of Directors; and

•

Accept the resignation of Thomas Elliot from the Board of Directors.

The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

Zujun Xu (the “Buyer”) acquired approximately 70.56% of the issued and outstanding shares of common stock of the Company (the “Transaction”) from Thomas Elliot, Jean LeRoy, and Jimmy Harvey (collectively, the “Sellers”) pursuant to the terms and conditions of a stock purchase agreement, dated April 11, 2006, among the Buyer, the Sellers and the Company (the “Stock Purchase Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on April 13, 2006.

Immediately prior to the closing of the Transaction, Thomas Elliot served as the sole member of the Board of Directors. Pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•

The Buyer, Zujun Xu, was appointed to the Board of Directors;

•

Thomas Elliot tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyers, after the closing of the Transaction; and

•

The parties agreed to appoint the Buyer, Zujun Xu, to the Board of Directors at a future date to be determined by the Buyer.

As described above, shortly after the filing of this information statement, the Buyer intend to appoint Zujun Xu to the Board of Directors and cause the Company to accept the resignation of Thomas Elliot from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of April 18, 2006, 12,540,000 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of April 12, 2006, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each stockholder known by the Company to own beneficially more than five percent of the common stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock

Zujun Xu	8,821,000	70.56%
Thomas Elliot	0	—
	0	—
	0	—
All directors and executive officers as a group (2 person)	8,821,000	—

——————

(1)

Unless otherwise indicated in the footnotes to the table, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it. Percentages of less than one percent have been omitted from the table.

Change in Control Arrangements

Pursuant to the Transaction, the Buyer acquired control of the Company on April 12, 2006. The Buyer acquired control by purchasing approximately 70.56% of the issued and outstanding shares of common stock of the Company directly from the Sellers on the terms and conditions set forth in the Stock Purchase Agreement. The Buyer paid an aggregate of $590,000 for the shares of common stock acquired by them pursuant to the Stock Purchase Agreement. Mr. Xu used his personal funds to purchase the 8,821,000 shares.

Immediately prior to the closing of the Transaction, Thomas Elliot served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyer, Zujun Xu, was appointed to the Board of Directors, (2) Thomas Elliot tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyer, after the closing of the Transaction, and (3) the parties agreed to appoint the Buyer, Zujun Xu, to the Board of Directors at a future date to be determined by the Buyer.

With the completion of the Transaction, the appointment of Jimei Liu to the Board of Directors and the resignation of Peter G. Wilson from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Zujun Xu, Director, President and Chief Financial Officer

Mr. Xu, age 34, has been self employed as a business consultant since 2003. From 1998 through 2003 Mr. Xu was the general manager at Xiamen Motic China Group Company Limited, where he managed the business operations.

Mr. Xu does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Xu and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Xu (or any member of his immediate family) had or is to have a direct or indirect material interest.

Thomas Elliot, Director

Prior to joining the Company in April, 2000, Mr. Elliott was employed as:

•

Real Estate Attorney (1993-2001); advising clients on the planning, negotiation, and financing of real estate transactions.

•

Sr. Project Manager, Mesirow/Stein Real Estate Services, Inc. (1991 – 1993); Large real estate development firm. Duties included supervision of master planning, financing, site acquisition, zoning, and development of several major residential and commercial properties in Chicago, Washington, DC, and St. Louis, MO.

•

Assistant Commissioner, City of Chicago, – Dept. of Housing (1989-1991). Local government housing agency. Duties included planning and oversight of all major multi-family housing rehab projects throughout Chicago.

Mr. Elliot is a licensed real estate broker who also holds: Doctor of Jurisprudence (JD, Real Estate Law) Illinois Institute of Technology Chicago Kent College of Law; Master of Business Administration (MBA, Finance) Devry University Keller Graduate School of Management, Chicago, IL; and Bachelor of Science (BS, Bus. Admin/Econ.) Culver-Stockton College, Canton, MO.

Except as previously set forth, Mr. Elliot does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Elliot and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Elliot (or any member of his immediate family) had or is to have a direct or indirect material interest.

Officer

Zujun Xu, Director, President and Chief Financial Officer

Information about Mr. Xu is set forth above under “Directors and Nominees.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Shown on the table below is information on the annual and long-term compensation for services rendered to the Company in all capacities, for the fiscal years ended January 31, 2004, 2003 and 2002, paid by the Company to all individuals serving as the Company’s chief executive officer or acting in a similar capacity during the last three completed fiscal years, regardless of compensation level. During the last completed fiscal year, the Company did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

			Annual Compensation			Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)		LTIP payouts ($)	All Other Compensation

Thomas Elliot	CEO	2005	$0	0	0	0	0		0	$32,395
		2004	$0	0	0	10,000,000	0		0	$28,758
		2003	$0	0	0	0	6,979,635	(1)	0	$13,765

Jean LeRoy	CFO	2005	$0	0	0	0	0		0	0
		2004	$0	0	0	4,000,000	0		0	0
		2003	$0	0	0	0	6,142,078	(2)	0	0

——————

(1)

5,000,000 shares of Supreme Property, Inc. common stock exchanged for 6,979,635 shares of Supreme Realty Investments, Inc. common stock in the merger between the two companies.

(2)

4,000,000 shares of Supreme Property, Inc. common stock exchanged for 6,142,078 shares of Supreme Realty Investments, Inc. common stock in the merger between the two companies.

To date, no compensation has been awarded to, earned by or paid to Mr. Xu, in his capacity as chief financial officer and chairman of the board and chief executive officer of the Company. There are no employment contracts or change-in-control arrangement between the Company and its executive officers.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Supreme Realty Investments, Inc.

/s/ Zujun Xu
Zujun Xu
CFO & President
Date: April 20, 2006

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